October 15, 2019

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Ms. Stacie Gorman

Re:	Trinity Sub Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 19, 2019
Registration No. 333-233214

Dear Ms. Gorman:

On behalf of Trinity Sub Inc. (the “Registrant”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 11, 2019, relating to the above-referenced registration statement of the Registrant filed with the Commission on Form S-4 on August 12, 2019 (as amended by the Amendment No. 1 to the Registration Statement, filed with the Commission on Form S-4 on September 19, 2019, the “Registration Statement”).

The Registrant is concurrently submitting via EDGAR Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”).  For the convenience of the Staff, we are supplementally providing blacklined copies of the Amended Registration Statement, marked to show changes from the Registration Statement.  In addition to changes responsive to the Staff’s comments, the Amended Registration Statement also contains certain other updating changes.

In this letter, for your convenience, we have recited the comments from the Staff in italicized type and have followed each comment with the Registrant’s response.  Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amended Registration Statement.  Except as otherwise specifically indicated, page references in the Registrant’s responses to the Staff’s comments correspond to the pagination of the Amended Registration Statement.

Amendment No. 1 to Form S-4

Summary Historical Financial Data of the Company Group
MgCo I, page 17

1.
Please revise your tables and financial statements to consistently present financial statement line amounts consistently throughout your filing.  For example, amounts for “Fees receivable from escrow” and “Due from related parties” as of December 31, 2018 do not agree as presented in “Summary Historical Financial Data of the Company Group,” “Selected Historical Financial and Other Data of the Company Group,” the interim Statements of Assets, Liabilities and Members’ Equity (unaudited) and the annual Statements of Assets, Liabilities and Members’ Equity (audited) for Pyatt Broadmark Management, LLC (MgCo I).

Response: In response to the Staff’s comments, the Registrant respectfully informs the Staff that the Amended Registration Statement has been revised to update the amounts in the interim Statements of Assets, Liabilities and Members’ Equity (unaudited) and the annual Statements of Assets, Liabilities and Members’ Equity (audited) for Pyatt Broadmark Management LLC (MgCoI) to ensure consistency, and in doing so, the Registrant has also revised the Amended Registration Statement to update the annual Statements of Assets, Liabilities and Members’ Equity (audited) and the Summary Historical Financial Data of the Company Group to agree to the interim statements.  In addition, the Amended Registration Statement has been revised to update verbiage, tables and financial statements throughout the Amended Registration Statement, in order to more consistently present the financial statement line amounts.

Note 2. Unaudited pro forma combined balance sheet adjustments, page 159

2.
We note your response to comment 15 and your revised disclosure in footnote 2(c).  The total purchase price reflected in the purchase price allocation table is $152.5 million, which does not include the $10 million payment related to the termination of certain referral agreements.  Please clarify if the $10 million payment will also be allocated using a similar purchase price allocation methodology.

Response: In response to the Staff’s comments, the Registrant has revised the allocation table included in the Amended Registration Statement on page [●], in order to include the $10 million payment, which is deemed to be consideration transferred and is allocated pro rata to the Management Companies, based on the respective allocation percentages of the overall consideration.  The Amended Registration Statement has been revised to update the purchase price allocation to reflect the entire $162.5 million in the allocation of goodwill on page [●].

3.
We note from your disclosure in footnote 2(c) that 240.4 thousand shares of Broadmark Realty common stock valued at $2.5 million will be issued to employees as a one-time incentive grant.  We also note from your disclosure that $66.8 million of will be issued to equity owners of the Management Companies and employees. Please clarify if the 240.4 thousand shares valued at $2.5 million is in addition to the issuance of 6.2 million shares valued at $64.3 million that is included in the $162.5 million total purchase price.

Response: In response to the Staff’s comments, the Registrant respectfully informs the Staff that the 240.4 thousand shares of Broadmark Realty common stock valued at $2.5 million, disclosed in footnote 2(c) of the Unaudited pro forma combined balance sheet adjustments on page [●] of the Amended Registration Statement, will be issued in addition to the 6.2 million shares valued at $64.3 million shares that will be issued as consideration in the transaction.  The referenced 240.4 thousand shares will be issued as restricted stock units, pursuant to a stock incentive plan, subsequent to the completion of the Business Combination.  The 240.4 thousand shares will be granted as a one-time deal/retention bonus for existing employees of the Broadmark Group, and will vest in equal amounts at the six-month and twelve-month anniversary dates of the closing of the Business Combination.  The Registrant respectfully informs the Staff that the Amended Registration Statement has been revised to remove the 240.4 thousand shares from the unaudited condensed pro forma financial information, as such shares are one-time in nature, and are not considered to be material.  In addition, the Amended Registration Statement has been revised to remove from the disclosure in footnote 2(c) of the unaudited pro forma combined balance sheet adjustments on page [●] the reference to such 240.4 thousand shares as such shares are not part of the consideration in the Business Combination.

General

4.
Please include forms of proxy cards marked as “preliminary” in your next amendment.  Please also indicate on your preliminary proxy cards whether the approval of certain proposals is conditioned upon the approval of other proposals. In that regard, we note your disclosure on page vii. Refer to Rules 14a-6(e)(1) and 14a-4(a)(3) of Regulation 14A.

Response: In response to the Staff’s comments, the Registrant respectfully informs the Staff that the Amended Registration Statement has been revised to include forms of proxy cards marked as “preliminary” as exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6.  In addition, the Registrant respectfully informs the Staff that the Amended Registration Statement has been revised to indicate on the preliminary proxy cards and elsewhere in the Amended Registration Statement whether the approval of certain proposals is conditioned upon the approval of other proposals, including updated language on pages [●], [●], [●] and [●] of the Amended Registration Statement.

5.
Please provide your analysis as to how the Warrant Amendment Proposal is consistent with Rules 14a-4(a)(3) and 14a-4(b)(1), which require that security holders be afforded an opportunity to specify a choice with respect to each separate matter. Refer to Question 201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, we respectfully submit to the Staff that the Warrant Amendment Proposal is appropriately presented in the Amended Registration Statement and the proxy card as a single matter for the reasons set forth below.

We respectfully advise the Staff that, pursuant to Rule 14a-4(a)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we view the Warrant Amendment as a single amendment consisting of related revisions that are “inextricably intertwined,” rendering the proposal a single matter that need not be unbundled into separate proposals.  The current presentation is consistent with Question 101.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations (“C&DI 101.01”).  The revised terms of the Warrant described in the Warrant Amendment Proposal are one package, comparable to the example presented in C&DI 101.01, where the Staff viewed matters relating to the terms of the preferred stock as inextricably intertwined.  The rationale articulated in C&DI 101.01 was that each of the proposed provisions related to a basic financial term of the same series of capital stock which served as the sole consideration for the countervailing provision.

In the case of the Warrant Amendment Proposal, the modifications contemplated by the proposed Warrant Amendment are inextricably intertwined because each of the proposed modifications relates to a basic financial term of the same series of securities, the Trinity public warrants (the “Warrants”), in order to effect the Business Combination.  The cash distribution of $1.60 per Warrant is the sole consideration for the countervailing elements of the Warrant Amendment Proposal, and is an essential and integral component of the Warrant Amendment. As disclosed in Amended Registration Statement, the Business Combination will not be completed unless the Warrant Amendment is approved, and no single element of the Warrant Amendment Proposal will be implemented without the implementation of the other elements of the Warrant Amendment Proposal.

We believe that the factual circumstances discussed in Question 201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations (“C&DI 201.01”) are not present here and thus should not be viewed as applicable to the Warrant Amendment Proposal.  Importantly, we note that the approval of the Warrant Amendment is similar to the approval of a single transaction, as opposed to the approval of differences in organizational documents.

The Warrant Amendment Proposal does not involve any of the examples listed in C&DI 201.01, including governance- or control-related rights, such as classified or staggered boards, limitations on the removal of directors, super-majority voting provisions, delaying the annual meeting for more than a year, eliminating the ability to act by written consent, or changes in minimum quorum requirements.  Moreover, the Warrant Agreement is not an “organizational document” of the Registrant akin to its certificate of incorporation or bylaws.  Further, the amendments to the Warrants are not subject to security holder approval pursuant to applicable state law or stock exchange rules. Rather, the  Warrant Amendment is being made pursuant to a contract, the Warrant Agreement, in accordance with the bargained for terms of that contract.  The contractual terms of the Warrant Agreement do not prohibit multiple modifications to the Warrant Agreement from being made as part of a single amendment or require that each piecemeal modification comprising part of an amendment be acted on separately.

We believe that the elements of the Warrant Amendment Proposal have been clearly presented in the Amended Registration Statement and in the form of proxy card, and that Warrant holders will understand what they are being asked to approve.  However, in an effort to improve the disclosure, the Registrant has made revisions to the Amended Registration Statement in an effort to further ensure that the Warrant holders understand the scope of the Warrant Amendment Proposal.

We further believe that requiring each element of the Warrant Amendment Proposal to be voted on as separate items when these items reflect a single package of changes with none of the elements capable of being independently implemented would provide Warrant holders with no additional meaningful benefit.  Rather, to do so could lead to investor confusion and unnecessarily encumber the proxy solicitation process.  Moreover, if broken up into separate proposals, albeit cross-conditioned, the Registrant and its representatives, agents and advisors may be required to devote significant time and resources to assist Warrant holders in understanding the purpose of such presentation.  In light of the upcoming deadline to consummate the Business Combination, this could unnecessarily increase the time needed to solicit approval and the risk of the Business Combination failing and the Warrants expiring worthless as a result.  We further submit that we are aware of several other transactions, including several SPAC business combination transactions, that involved amendments to warrants consisting of multiple elements where the warrant amendment proposals were presented as a single item.1

Accordingly, we believe that the Warrant Amendment Proposal is consistent with Rules 14a-4(a)(3) and 14a-4(b)(1), and appropriately presented in the Amended Registration Statement and proxy card as a single item for Warrant holders to consider and vote upon.

* * * *

We hope that the foregoing is responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 351-2333 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Glenn R. Pollner
Glenn R. Pollner

cc:	Sean A. Hehir, Trinity Sub Inc.
Jeff Ziesman, Bryan Cave Leighton Paisner LLP
Amy Taylor Wilson, Bryan Cave Leighton Paisner LLP
C. Brendan Johnson, Bryan Cave Leighton Paisner LLP
Andrew S. Rodman, Bryan Cave Leighton Paisner LLP
Evan D’Amico, Gibson, Dunn & Crutcher LLP
Rodrigo Surcan, Gibson, Dunn & Crutcher LLP

[1]
See, e.g., Repay Holding Corp. (formerly named Thunder Bridge Acquisition, Ltd.) (File No. 333-229616), Registration Statement (Form S-4) (June 20, 2019); GTY Govtech, Inc. (File No. 333-229189), Registration Statement (Form S-4) (January 11, 2019); and Everyware Global Inc. (formerly named ROI Acquisition Corp.) (File No. 333-188469), Registration Statement (Form S-4) (May 9, 2013).